Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

New York State Approves Charter/Time Warner Cable Transaction
Originally posted by Charter Spectrum
January 8, 2015

http://ir.charter.com/phoenix.zhtml?c=112298&p=irol-newsArticle&ID=2127694

Approval by State Public Service Commission Completes Regulatory Process in New York

STAMFORD, Conn., Jan. 8, 2016 /PRNewswire/ -- Today, Charter Communications, Inc. received approval of its merger with Time Warner Cable Inc. (TWC) from the State of New York - bringing the close of the Charter transactions another step closer. This action by New York puts Charter's pending transactions with TWC and Bright House Networks (BHN) in a strong position as the companies continue to demonstrate that New Charter is squarely in the public interest.

"This is a significant step forward, not only for Charter but also for our future customers, and we are very happy to have obtained this approval from the New York State PSC," said Tom Rutledge, president and CEO of Charter Communications. "We thank Governor Cuomo and his team for their leadership and we look forward to bringing many benefits including a superior high speed low cost broadband service to families and seniors in New York."

As part of the approval process with the NYPSC, Charter also made additional commitments regarding providing a minimum speed of 60 Mbps as well as offering a speed of 300 Mbps throughout the state, building out its networks to currently unserved residential and commercial areas in its footprint, and investing in and enhancing customer service.

About Charter

Charter (NASDAQ: CHTR) is a leading broadband communications company and the fourth-largest cable operator in the United States. Charter provides a full range of advanced broadband services, including Spectrum TV™ video entertainment programming, Spectrum Internet™ access, and Spectrum Voice™. Spectrum Business™ similarly provides scalable, tailored, and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, business telephone, video and music entertainment services, and wireless backhaul. Charter's advertising sales and production services are sold under the Spectrum Reach™ brand. More information about Charter can be found at charter.com

Read the full article here. http://ir.charter.com/phoenix.zhtml?c=112298&p=irol-newsArticle&ID=2127694

NY Approves $55 Billion Charter-Time Warner Cable Deal
Originally Appeared in Times Union
By Larry Rulison
January 8, 2016

http://blog.timesunion.com/business/ny-regulators-appear-ready-to-approve-charter-deal-with-1-billion-in-upgrades/71890/

The state Public Service Commission on Friday approved Charter Communication’s $55 billion deal to acquire Time Warner Cable, a move that will pave the way for faster Internet speeds for all New Yorkers and more availability of high-speed Internet access across the state.

Under the draft order that the commissioners approved Friday Charter would be required to provide Internet, TV and phone services to all homes within the current Time Warner Cable service territory - including rural areas - and it would be required to provide 300 Mbps Internet speeds to all New Yorkers by 2019. Time Warner Cable already offers 300 Mbps speeds in New York City.

The expansion would mean expanding service to 145,000 customers in the Time Warner Cable footprint that currently are not served by Time Warner Cable.

The “net benefit” to New Yorkers will be $1 billion, according to the commission.

A special meeting of the PSC was held to vote on the deal Friday.

Only three of the four PSC commissioners were available to vote, which was approved unanimously, 3-0. Commissioner Patricia Acampora was not able to make the meeting, but she supported approval of the deal with the conditions.

Read the full article here. http://blog.timesunion.com/business/ny-regulators-appear-ready-to-approve-charter-deal-with-1-billion-in-upgrades/71890/

NY Regulators Approve TWC, Charter Deal With Conditions
Originally Appeared in Democrat and Chronicle
By Jon Campbell
January 8, 2016

http://www.democratandchronicle.com/story/news/politics/blogs/vote-up/2016/01/08/ny-regulators-approve-twc-charter-deal-conditions/78501938/

ALBANY - State regulators voted Friday to approve the proposed $55 billion sale of Time Warner Cable to Charter Communications, but only if Charter meets conditions that include boosting broadband Internet speeds upstate.

The order from the state Public Service Commission would require Charter to offer Internet speeds of 300 mbps throughout the state by 2019, while offering television, phone and Internet speeds to all New York homes in the current Time Warner service area.

The mega deal between the two cable giants still needs federal approval. But with Time Warner Cable's headquarters in New York, the state was able to review the sale and impose conditions on it.

“I’m hopeful with all of these conditions, we really are going to be in a position that in the next several years we’re going to see all New Yorkers have access to well-priced, high-speed, modern Internet services,” said Audrey Zibelman, chair of the Public Service Commission.

The deal impacts about 2.6 million cable subscribers in New York, Zibelman said.

In order to approve the deal, the Public Service Commission -- which regulates the state's utilities and cable companies -- had to find it would have a "net positive benefit" on New York. Staff at the Department of Public Service estimated it would have a $1 billion economic impact on the state, which includes the boost in Internet speeds.

Read the full article here. http://www.democratandchronicle.com/story/news/politics/blogs/vote-up/2016/01/08/ny-regulators-approve-twc-charter-deal-conditions/78501938/

NY Approves Charter-Time Warner Cable Merger With Faster Broadband, Lower Prices
Originally Appeared in Syracuse
By Tim Knauss
January 8, 2016

http://www.syracuse.com/news/index.ssf/2016/01/ny_approves_charter-time_warner_cable_merger_with_higher_broadband_speeds_lower.html

New York regulators today approved Charter Communications' acquisition of Time Warner Cable. As a condition of the approval, Charter will be required to upgrade broadband speeds and to expand the availability of high-speed internet service for low-income consumers.

The commission voted unanimously to approve the deal moments ago.

Among other requirements, Charter will be obligated to provide internet service to low-income customers at a price of no more than $14.99 per month, with download speeds of at least 30 megabits per second, said Peter McGowan, chief policy advisor. Time Warner Cable currently has a $14.99 internet option, which is available to all customers without restriction, but the download speed is only 2 Mbps, according to the company's website.

The service for low-income customers would be available to households that qualify for free or reduced-price school lunches, or for seniors who qualify for Supplemental Security Income benefits, McGowan said. All told, PSC officials estimate that 700,000 customers across the state should qualify for the service.

Charter also will be required to provide free broadband access at 50 community centers in underserved areas throughout the state.

Read the full article here. http://www.syracuse.com/news/index.ssf/2016/01/ny_approves_charter-time_warner_cable_merger_with_higher_broadband_speeds_lower.html

Faster Internet? Cheaper Prices? NY Regulators Review Charter-Time Warner Merger
Originally Appeared in Syracuse
By Tim Knauss
January 7, 2016

http://www.syracuse.com/news/index.ssf/2016/01/faster_internet_cheaper_prices_ny_commission_reviews_charter-time_warner_merger.html

The state Public Service Commission on Friday will review Charter Communications' proposed $56 billion acquisition of Time Warner Cable, which Charter promises will bring faster internet speeds and lower prices to New York residents.

The PSC has scheduled a special session for 9:30 a.m. in Albany to review the merger, which also faces review by the Federal Communication Commission and the U.S. Department of Justice. The FCC is expected to rule on the proposal by the end of this month.

If the merger goes through, Charter would offer a minimum internet speed of 60 megabits per second, which is faster than the top speed of 50 Mbps that Time Warner Cable currently offers in most Upstate markets, the company said.

Read the full article here.
http://www.syracuse.com/news/index.ssf/2016/01/faster_internet_cheaper_prices_ny_commission_reviews_charter-time_warner_merger.html

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.